Exhibit 99.1

Compugen Announces $21 million Registered Direct Offering
 of Ordinary Shares and Warrants

HOLON, ISRAEL – June 15, 2018 - Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today announced that it has entered into a definitive securities purchase agreement with certain institutional investors providing for the issuance of approximately 5.3 million of its ordinary shares at a purchase price of $3.95 per share, which represents the closing bid price on June 14, 2018, in a registered direct offering.

In connection with the issuance of the ordinary shares, Compugen will also issue warrants to purchase up to approximately 4.3 million additional ordinary shares. The warrants have an exercise price of $4.74 per share, will be exercisable six-months following their issuance and will have a term of five years from the date of issuance. The offering is expected to close on or about June 19, 2018, subject to the satisfaction of customary closing conditions, and to result in gross proceeds of approximately $21 million.

Compugen intends to use the net proceeds from this offering for pre-clinical and clinical development of its product candidates and for other general corporate purposes.

JMP Securities LLC is acting as the exclusive placement agent for the offering.

The ordinary shares and warrants described above are being offered by Compugen pursuant to a shelf registration statement on Form F-3 (File No. 333-213007), which was declared effective on October 11, 2016 by the Securities and Exchange Commission (the “SEC”). The offering will be made solely by means of a prospectus supplement and accompanying prospectus, forming part of the effective registration statement. The prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. and may also be obtained, when available, from JMP Securities LLC, by telephone at 415-835-8985, or by email at syndicate@jmpsecurities.com.

This press release does not constitute an offer to sell, a solicitation of an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Compugen

Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with R&D facilities in both Israel and South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events, including the closing of the offering. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure or delay to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:

Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:

Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006